SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C.

           Three year period ending December 31, 2003

             FORM U-12 (I)-B (THREE-YEAR STATEMENT)

     Statement Pursuant to Section 12(i) of the Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b).

(To be filed in DUPLICATE. If acknowledgement is desired, file in triplicate).

1.   Name and business address of persons filing statement.

     Bernard J. Beaudoin
     Great Plains Energy Incorporated
     1201 Walnut
     Kansas City, MO 64106

2. Names and business addresses of any persons through whom the undersigned propose to act in matters included within the exemption provided by paragraph (b) of Rule 71.

     Not applicable.

3. Registered holding companies and subsidiary companies by which the undersigned are regularly employed or retained.

     Great Plains Energy Incorporated and its subsidiaries

4. Position or relationship in which the undersigned are employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

     Chairman of the Board, President and Chief Executive
     Officer, Great Plains Energy Incorporated.

     Chairman of the Board, President and Chief Executive
     Officer, Kansas City Power & Light Company.

     Chairman of the Board, Great Plains Power Incorporated.

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     In such capacities, the undersigned may participate in
     presenting, advocating or opposing matters before the legislative bodies, regulatory commissions and officials specified in Section 12 (i) of the Public Utility Holding Company Act of 1935, but the exact nature of such services or the relative time to be devoted thereto cannot presently be forecast with any degree of precision.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

     It is anticipated that the amount, nature and source of compensation to be received by the undersigned for the current year from the companies described in item 3 above will be set forth in detail in a proxy statement for use in connection with the 2002 Annual Meeting of shareholders of Great Plains Energy Incorporated, copies of which will be duly filed with the Commission, in accordance with the Securities Exchange Act of 1934 and the proxy regulations thereunder. A portion of the compensation described therein may be attributable to activities within the scope of
     Section 12 (i). In any event, it is anticipated that the base salary to be paid to the undersigned for the current year will not exceed $500,000. During the calendar years 2002 and 2003, it is estimated that the undersigned will receive compensation comparable to that received in 2001, but the exact amount and basis of compensation cannot presently be forecast with any degree of precision. The undersigned presently receives compensation from Kansas City Power & Light Company.

     (b) Basis for compensation if other than salary.

     Information relating to the basis of any non-salary compensation paid to the undersigned will be set forth in the proxy statement for use in connection with the 2002 Annual Meeting of shareholders of Great Plains Energy Incorporated.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

     Not applicable.

     (a)  Total amount of routine expenses charged to client:

     (b)  Itemized list of all other expenses:


Date: October 26, 2001

By:  /s/ B. J. Beaudoin
     Bernard J. Beaudoin